[Ice Miller LLP Letterhead]

November 18, 2009
Writer's Direct Number: (317) 236-2456
 Direct Fax: (317) 592-4868
 Internet: Mark.Barnes@icemiller.com

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

RE:	The Steak n Shake Company

Ladies and Gentlemen:

Transmitted herewith is the Registration Statement on Form S-4 ("Registration Statement") of The Steak N Shake Company, an Indiana corporation (the "Company") in connection with the Company's proposal to acquire Western Sizzlin Corporation, a Delaware corporation ("Western Sizzlin") in exchange for a new issue of subordinated debentures to be issued by the Company. The acquisition would be effected by a proposed reverse subsidiary merger of Grill Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company ("Merger Sub"), with and into Western Sizzlin, which would continue as the surviving corporation and become a wholly-owned subsidiary of the Company (the "Merger").

We represent a special committee of the board of directors of the Company in connection with the Merger. The special committee of the board of directors of Western Sizzlin is represented by Olshan Grundman Frome Rosenzweig & Wolosky, LLP ("Olshan").

The Company, together with Western Sizzlin and the other filing persons referenced therein, intends promptly to file a Schedule 13E-3 Transaction Statement with respect to the Merger with the Securities and Exchange Commission.

Contact information for Steven Wolosky of Olshan, and for the undersigned, is included on the facing pages of the Registration Statement and the Schedule 13E-3 Transaction Statement.  We would be happy to provide courtesy paper copies of both filings to appropriate staff upon request.

Very truly yours,

ICE MILLER LLP

/s/ Mark B. Barnes

Mark B. Barnes